File No. 70-9045

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                                       to
                                    FORM U-1

   APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE PURCHASE AND SALE PROGRAM AND
                              RELATED TRANSACTIONS
                                     under
                     THE PUBLIC HOLDING COMPANY ACT OF 1935

                    THE CONNECTICUT LIGHT AND POWER COMPANY
                               107 Selden Street
                             Berlin, CT 06037-5457

            (Name of companies filing this statement and address of
                          principal executive office)

                              NORTHEAST UTILITIES

          (Name of top registered holding company parent of declarant)

                              Robert P. Wax, Esq.
                 Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                                  P.O. Box 270
                            Hartford, CT 06141-0270

                    (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices, and communications to:


         David R. McHale                          Jeffrey C. Miller, Esq.
   Assistant Treasurer - Finance        The Connecticut Light and Power Company
  Assistant General Counsel                  Northeast Utilities Service Company
Northeast Utilities Service Company                   P.O. Box 270
         P.O. Box 270                            Hartford, CT 06141-0270
   Hartford, CT 06141-0270


                            Thomas R. Wildman, Esq.
                       Day, Berry & Howard - CityPlace I
                            Hartford, CT 06103-3499

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        The Application/Declaration in this proceeding is hereby amended by the filing of the exhibit listed in the "Index to Exhibits Filed with Amendment No. 2 to Form U-1 of The Connecticut Light and Power Company" attached to this Amendment.
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                                   SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: September 12, 1997

                         THE CONNECTICUT LIGHT AND POWER COMPANY


                         By   /s/David R. McHale
                              David R. McHale
                              Assistant Treasurer and Assistant General Counsel

                                File No. 70-9045

                          INDEX TO EXHIBITS FILED WITH
                                AMENDMENT NO. 2
                                       to
                                    FORM U-1
                                       of

                    THE CONNECTICUT LIGHT AND POWER COMPANY


(a)     Exhibits

        D.2 Copy of the Order of the DPUC with respect to CL&P's proposed transactions.
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